UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-38708

Aphria Inc.
(Exact name of registrant as specified in its charter)

98 Talbot Street West
Leamington, ON, Canada, N8H 1M8
(844) 427-4742
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

EXPLANATORY NOTE

On April 30, 2021, pursuant to an arrangement agreement, dated as of December 15, 2020, as amended on February 19, 2021, between Tilray, Inc. (“Tilray”) and Aphria Inc. (“Aphria”), Tilray and Aphria implemented an arrangement under the Business Corporations Act (Ontario) under which Tilray acquired all of the issued and outstanding common shares of Aphria.

Pursuant to the requirements of the Securities Exchange Act of 1934, Aphria Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

APHRIA INC.

	By:	/s/ Carl A. Merton
		Name:	Carl A. Merton
		Title:	Chief Financial Officer

DATE: May 11, 2021